[Esterline Technologies Corporation Letterhead]

April 14, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Martin James

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Esterline Technologies Corporation
Form 10-K for the Fiscal Year Ended October 29, 2010
File No. 1-6357

Dear Mr. James:

This letter sets forth the responses of Esterline Technologies Corporation (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended October 29, 2010 (the “Form 10-K”), contained in your letter dated April 8, 2011 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 28

Comment 1

1.	Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section 1V of SEC Release 33-8350.

Mr. Martin James

Securities and Exchange Commission

April 14, 2011

Response to Comment 1

In future filings we will update the liquidity disclosure as follows: Our non-U.S. subsidiaries had $214.8 million in cash and cash equivalents at October 29, 2010. Cash and cash equivalents of our U.S. parent and subsidiaries aggregated $207.4 million at October 29, 2010 and cash flow from these operations is sufficient to fund working capital, capital expenditures, acquisitions and debt repayments of our domestic operations. The earnings of our non-U.S. subsidiaries are considered to be indefinitely invested, and accordingly, no provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not practical to determine because of the complexities regarding the calculation of unremitted earnings and the potential for tax credits.

Comment 2

2.	Please tell us whether you have included interest payments on your long-term debt in the table of contractual obligations.

Response to Comment 2

Our disclosure of obligations on our long-term debt in the table of contractual obligations does not include interest payments. The total amount reported as long-term debt in our table of contract obligations agrees to our table of maturities of long-term debt under Note 10, page 61. In future filings, we will disclose the amount of interest payments on long-term debt under fixed interest rates on a separate line entitled Interest Payments on Long-Term Debt.

Financial Statements, page 37

Note 1. Accounting Policies, page 44

Comment 3

3.	Please explain how you account for change orders that have been approved by both the company and the customer regarding both scope and price, partially approved (scope is defined but pricing is not) and approved. Discuss how you considered ASC 605-35-25-25 through 25-31 and 25-87. For example, explain how you considered paragraph 25-87(c). With respect to your accounting for claims, discuss how you considered the two requirements in paragraph 25-31.

Response to Comment 3

When change orders have been approved by the both the company and the customer for both scope and price and realization is deemed probable, the original contract price is adjusted and revenues are recognized on contract performance (as determined by the achievement of contractual milestones and the cost-to-cost method). For partially approved change orders,

Mr. Martin James

Securities and Exchange Commission

April 14, 2011

costs attributable to unpriced change orders are treated as costs of the contract performance in the period the costs are incurred. Claims are also recognized as contract revenue when approved by both the company and the customer, based on contract performance.

Financial Statements, page 37

Note 7. Retirement Benefits, page 51

Comment 4

4.	Please tell us how you considered the disclosure requirements of ASC 715-20-50, in determining to combine your disclosure about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans. Tell us whether the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.

Response to Comment 4

We considered the disclosure requirements of ASC 715-20-50 in our disclosure of retirement benefits and believe that the U.S. and non-U.S defined benefit plans use similar assumptions and thus combining such plan information is appropriate. As set forth in Note 7, we disclosed separately the accumulated benefit obligation and projected benefit obligation of both the Esterline and CMC defined benefit plans. The discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets for the CMC defined benefit pension plan were 5%, 3.2%, and 7.0%, respectively. The discount rate, rate of increase in future compensation levels and assumed long-term rate of return on plan assets of the Esterline plan were 5.5%, 4.5%, and 8%, respectively. Note: the 6.25% discount rate disclosed in 2010 in Note 7 should have been 5%. In future filings we will change the previously reported discount rate from 6.25% to 5% and clearly disclose the defined benefit plan assumptions separately for our CMC and Esterline pension plans. Our post-retirement benefit plans consist of our CMC plan and an immaterial plan for certain retired Esterline executives, and accordingly, combining the plan information is appropriate.

Note 7: Retirement Benefits

5.	We note the disclosure in the first paragraph on page 52. Please tell us how you considered the disclosure requirements of ASC 715-20-50-1(d) (5) iii. For example, tell us what general approach you used, the extent to which the overall rate-of-return on assets assumption was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined.

Mr. Martin James

Securities and Exchange Commission

April 14, 2011

Response to Comment 5

We applied the guidance from FASB ASC 715-20-50-1(d) (5) iii. In future filings we will explain that we selected an 8.0% per annum long-term rate of return for fiscal year 2011 for our Esterline plan and a 7% per annum long-term rate of return for our CMC plan. Since this is a long-term forward-looking assumption, we have analyzed its reasonableness by running the plan’s target asset allocation through an investment model. The 7.0% and the 8.0% assumption fall within the 25th to 75th percentile of projected portfolio returns over 20 years, and accordingly, is considered a reasonable long-term rate of return.

Note 10: Income Taxes

Comment 6

6.	We note your disclosures in the paragraph following the table on page 59. Please tell us how you considered the disclosure requirements of ASC 740-30-50-2(a) and (b).

Response to Comment 6

We considered the requirements of ASC 740-30-50-2(a) and (b). As set forth in footnote 10, our strategy is to permanently invest the accumulated earnings of our non-U.S. subsidiaries. We have strong cash flow from both our U.S. and non-U.S. operations, which have been and are expected to sufficiently fund our working capital requirements, capital expenditures, acquisitions, as well as debt repayments. Additionally, a significant portion of our acquisitions have been for non-U.S. based companies, and accordingly, we have used cash held in non-U.S. subsidiaries to fund these acquisitions together with debt and equity financing as needed. Regarding the requirements under ASC 740-30-50-2(a) and (b) to disclose the type of temporary difference, events that would cause the temporary difference to be become taxable, and the cumulative amount of the temporary difference associated with undistributed accumulated earnings of our non-U.S. subsidiaries, in future filings we will update our disclosure to include the amount of undistributed foreign earnings which are considered to be indefinitely reinvested at October 28, 2011. Furthermore, with respect to the requirements of ASC 740-30-50-2(c), we determined it was not practical to estimate these deferred income taxes. The amount of deferred income taxes is not practical to compute due to the complexity of our international holding company structure, layers of regulatory requirements that have to be evaluated to determine the amount of allowable dividends, the enormous number of possible tax structures that could be created to facilitate the repatriation of earnings to the U.S. and the complexity of computing foreign tax credits.

Comment 7

7.	We note from your disclosure on pages 7, 15 and 62 that you have accrued liabilities related to environmental remediation costs and you discuss asbestos claims. Please tell us how you considered the disclosure requirements of ASC 450-20-50-1 through 50-4.

Mr. Martin James

Securities and Exchange Commission

April 14, 2011

Response to Comment 7:

On page 62, we disclosed $2.7 million in environmental reserves. Approximately $2.5 million of the reserve relates to certain environmental issues at one of our U.S. facilities, where we manufacture products containing asbestos and organic and inorganic rubber products. We expect that the actual remediation costs related to this reserve will not be paid until the site is no longer used for manufacturing operations; however, we are currently not contemplating closure of the facility in the foreseeable future. We are not subject to any litigation or regulatory actions with respect to this environmental reserve. Regarding our liabilities from products containing asbestos, most of our claims are dismissed because the claimants have not been exposed to products manufactured at our facility. Over the past five years we have had only two asbestos exposure claims paid aggregating $17,000. At October 29, 2010, we do not expect to incur costs in excess of our $2.7 million reserve. We believe our environmental reserves are not material, and accordingly, our disclosures are adequate.

*   *   *

Further, as requested in the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 519-1869.

Very truly yours,

/s/ Robert D. George
Robert D. George
Vice President, Chief Financial Officer,
Secretary and Treasurer

cc:	Securities and Exchange Commission (Kate Tillan)
R. Bradley Lawrence, Chief Executive Officer, Esterline Technologies Corporation
Perkins Coie LLP (Andrew Bor)
Ernst & Young LLP (Timothy Tasker)